UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the month of, April 2019
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Commission File Number 1-38232
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BlackBerry Limited
(Translation of registrant’s name into English)
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2200 University Avenue East, Waterloo, Ontario, Canada N2K 0A7
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:
Form 20-F  ☐            Form 40-F  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document
1	Form 51-102F4 - Business Acquisition Report, filed under National Instrument 51-102 Continuous Disclosure Obligations, Part 8
This Report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 of the Registrant, which were originally filed with the Securities and Exchange Commission on March 28, 2002 (File No. 333-85294), October 21, 2002 (File No. 333-100684), April 28, 2008 (File No. 333-150470), October 3, 2011 (File No. 333-177149), July 10, 2013 (File No. 333-189880), December 20, 2013 (File No. 333-192986 and 333-192987), July 25, 2014 (File No. 333-197636), August 20, 2015 (File No. 333-206480), February 12, 2016 (File No 333-209525), August 24, 2017 (File No. 333-220153), February 22, 2019 (File No. 333-229799) and on March 5, 2019 (File No. 333-230079).

BLACKBERRY LIMITED

FORM 51-102F4

BUSINESS ACQUISITION REPORT

ITEM 1     IDENTITY OF COMPANY

1.1     Name and Address of Company

BlackBerry Limited (the “Company”)
2200 University Avenue East
Waterloo, ON N2K 0A7

1.2     Executive Officer

The following executive officer of the Company is knowledgeable about the significant acquisition and this report:

Steven Capelli
Chief Financial Officer
Tel: (519) 888-7465

ITEM 2     DETAILS OF ACQUISITION

2.1     Nature of Business Acquired

The Company, through its wholly-owned subsidiary, BlackBerry Corporation, acquired all of the issued and outstanding shares (the “Acquisition”) of Cylance Inc. (“Cylance”). Cylance is an artificial intelligence and machine learning company with a current focus on cybersecurity and prevention of advanced malware prior to execution at the endpoint. Cylance’s solutions protect both Enterprise and Consumer endpoints, relying on mathematical models to predict whether a file is malicious. Cylance delivers their solutions through a cloud-based platform, providing access to customers through subscriptions, and provide related support and professional services. Cylance was founded and incorporated in 2012 and is headquartered in Irvine, California.

2.2    Acquisition Date

February 21, 2019

2.3     Consideration

The aggregate consideration paid by the Company in connection with the Acquisition was approximately US$1.4 billion in cash, and common shares, plus the assumption of unvested employee incentive awards. The consideration paid includes the payment of approximately US$125 million to existing debtholders of Cylance. The Company financed the Acquisition from its own cash and investment balances.

2.4    Effect on Financial Position

The Company does not have any current plans or proposals for material changes in its business affairs or the affairs of Cylance which may have a significant effect on the financial performance and financial position of the Company.

2.5    Prior Valuations

No valuation opinions have been obtained within the last 12 months by the Company or Cylance required by securities legislation or a Canadian exchange or market to support the consideration paid by the Company, or any of its subsidiaries, for Cylance.

2.6    Parties to Transaction

The Acquisition was not with an “informed person”, “associate”, or “affiliates” (as each term is defined in securities legislation) of the Company.

2.7     Date of Report

April 22, 2019

ITEM 3    FINANCIAL STATEMENTS AND OTHER INFORMATION

The following financial statements are appended to this report:

a.
the unaudited pro forma consolidated statements of earnings and comprehensive income for the year ended February 28, 2019 that gives effect to the Acquisition as if it had taken place as at March 1, 2018, prepared for the purpose of fulfilling the pro forma financial statement requirements of Form 52-102F4 and which do not conform with the financial statements for Cylance included elsewhere in this form, attached as Schedule A;

b.
the audited consolidated balance sheets of Cylance as at April 30, 2018 and April 30, 2017 and the related consolidated statements of operations, consolidated statements of stockholders’ deficit, and consolidated statements of cash flows for the years ended April 30, 2018 and 2017, attached as Schedule B; and

c.
the unaudited interim condensed consolidated statements of financial position of Cylance as at January 31, 2019 and April 30, 2018 and the related condensed consolidated statements of operations, condensed consolidated statements of comprehensive loss for the three months and nine months ended January 31, 2019 and 2018, and the condensed consolidated statement of cash flows for the nine months ended January 31, 2019 and 2018, attached as Schedule C.

The Ernst & Young LLP audit opinion included in this report relates to Cylance’s 2018 and 2017 historical financial information. It does not extend to the January 31, 2019 interim financial statements of Cylance and should not be read to do so.

Cautionary Note Regarding Forward-Looking Statements

This report, including the attached financial statements, may contain forward-looking statements reflecting current assumptions and expectations regarding future events and operating performance, and speak only as of the date of this report. However, the unaudited pro forma consolidated statements of earnings and comprehensive income presented in this report do not necessarily reflect the results that would have existed had the Acquisition been completed on the date indicated and are not necessarily representative of the future financial position and results of the Company following the Acquisition.

Any forward-looking statements in this report are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as “expect”, “may”, “will”, “could”, and similar expressions, are intended to identify forward-looking statements.

Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances. Many factors could cause the Company’s actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the “Risk Factors” section of the Company’s Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on the Company’s forward-looking statements. The Company has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	April 22, 2019	By:	/s/ Steven Capelli
			Name:	Steven Capelli
			Title:	Chief Financial Officer